Exhibit 99.2

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Christine de CHAMPEAUX

Tel.: + 33 (0) 1 47 44 47 49

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5,909,418,282.50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total announces a second quarter 2012 interim dividend

of €0.59 per share

Paris, July 27, 2012 – The Board of Directors of Total approved a second quarter 2012 interim dividend of €0.59/share, an increase of 3.5% from the previous quarter, payable in euros according to the following timetable:

Ex-dividend date	December 17, 2012
Record date	December 19, 2012
Payment date	December 20, 2012

American Depository Receipts (“ADRs”) will receive the second quarter 2012 interim dividend in dollars based on the then-prevailing exchange rate according to the following timetable:

Ex-dividend date	December 12, 2012
Record date	December 14, 2012
Payment date	January 10, 2013

Registered ADR holders may also contact The Bank of New York Mellon for additional information. Non-registered ADR holders should contact their broker, financial intermediary, bank, or financial institution for additional information.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com